UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44065

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Financial Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 Northampton Street, Suite A
(No. and Street)

Easton	PA	18042
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry D'Alberto	610-559-1600	hld@amerfin.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli, LLC CPA'S
(Name – if individual, state last, first, and middle name)

One Bala Ave Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry D'Alberto, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Financial Associates, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
NEHME J NEHME - Notary Public
Northampton County
My Commission Expires December 17, 2024
Commission Number 1119606

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2023

CONTENTS

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Financial Associates, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Associates, Inc (the "Company"), as of December 31, 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Dunn & Coffey, LLC CPA's

March 12, 2024

Bala Cynwyd, PA 19004

American Financial Associates, Inc.
Statement of Financial Condition
December 31, 2023

		2023
ASSETS		
Cash and cash equivalents	$	49,887
Commissions receivable		131,718
Prepaid corporate income tax		1,805
Prepaid expenses		11,720
Property and equipment:		
Office equipment		56,693
Furniture & fixtures		1,781
Less: Accumulated depreciation		(56,862)
Total property and equipment		1,612
Total Assets	$	196,742
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	13,203
Commissions payable		97,613
Total Liabilities		110,816
STOCKHOLDER'S EQUITY		
Common stock - $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding		81,650
Retained earnings		12,316
		93,966
Less: Treasury stock, 804 shares at cost		(8,040)
Total Stockholder's Equity		85,926
Total Liabilities and Stockholder's Equity	$	196,742

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2023

	2023
Revenue	
Commissions	$ 2,812
Mutual fund fees	758,516
Other revenue	524,892
Total Revenues	1,286,220
Expenses	
Commissions	1,189,582
Employee salaries and benefits	42,343
Brokerage, exchange,and clearance fees	4,705
Occupancy	13,247
Technology and communications	7,524
Other expenses	24,922
Total Expenses	1,282,323
Net Income Before Provision for Income Taxes	3,897
Provision for Income Taxes	1,092
Net Income	$ 2,805

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	2023					
	Common Stock		Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Earnings	Shares	Amount	Equity
Balance, January 1, 2023	8,165	$ 81,650	$ 9,511	804	$ (8,040)	$ 83,121
Net Income	-	-	2,805	-	-	2,805
Balance, December 31, 2023	8,165	$ 81,650	$ 12,316	804	$ (8,040)	$ 85,926

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

		2023
Cash Flows Used by Operating Activities:		
Net income	$	2,805
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		667
Change in operating assets and liabilities:		
Commissions receivable		(25,705)
Prepaid corporate income tax		325
Prepaid expenses		1,499
Accounts payable and accrued expenses		400
Commissions payable		19,733
Net Cash Used by Operating Activities		(276)
Net (Decrease) in Cash and Cash Equivalents		(276)
Cash and Cash Equivalents:		
Beginning of the year		50,163
Ending of the year	$	49,887
Supplemental Disclosure of Cash Flow Information:		
Taxes paid	$	1,889

The accompanying notes are an integral part of these financial statements

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1. SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994, the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania and the major source of revenue comes from selling mutual funds.

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents

The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. There were no amounts over the federally insured limits for the year ending December 31, 2023.

The Company's cash equivalents are highly liquid debt investments with an original maturity of three months or less as of the acquisition date.

Bad Debts

The Company uses the allowance method of accounting for losses arising from uncollectible accounts receivable. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection. There were no bad debt expenses for the year ended December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense for the year ending December 31, 2023 was $667.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retires or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the account and any resulting gain or loss is reflected in income.

Note 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Rent Expense

The Company has a month-to-month rental with no signed lease in the Pennsylvania office. Rent is $900 per month and is expensed when paid. Rent expense was $10,800 for the year ending December 31, 2023.

Commissions Receivable

Commissions receivable consist of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transaction. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Revenue Recognition
The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Revenue from contracts with customers:

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has entered into contracts with mutual funds of their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual funds shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of share price, the price of investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and reward of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Under contractions entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate.

Income Taxes

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2023, management has determined that there are no uncertain tax positions.

The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 2. ADVERTISING COST

Advertising costs are expensed as incurred. Advertising costs of $0 were incurred for the year ending December 31, 2023.

Note 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company earns 12b-1 fees paid by mutual funds to the broker-dealer to cover marketing and selling of mutual fund shares and are calculated based on a set rate multiplied by the fund balance. The Company acts in an agent capacity and pays out the revenue received from the fund to the corresponding brokers. The amount of 12b-1 fees earned was $648,666 for the year ending December 31, 2023.

The following table presents revenue by major sources:
Disaggregated revenue from contracts with customers

Brokerage commissions		$ 2,812
Distribution fees		
12(b)1 fees	648,666	
Mutual fund fees	109,850	
Variable annuities	497,640	
Insurance	27,238	
Total distribution fees		1,283,394
Total revenue from contracts with customers		$ 1,286,206

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $20,171, which was $12,783 in excess of its required net capital of $7,388. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was 5.4938 to 1.

Note 5. INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income taxes net of refunds was $1,092 for the year ending December 31, 2023. The components of the provision for income taxes for the year ended December 31, 2023 are as follows:

	2023
Current - Federal	$ 152
Current - State & Local	940
Total provision for income taxes	$ 1,092

The corporate tax returns have not been prepared for the year ended December 31, 2023. There is an expected prepayment of $837 for state and local purposes and an expected prepayment $968 for federal purposes, which leaves $1,805 of net prepaid income tax at December 31, 2023.

Note 6. STOCKHOLDER'S EQUITY

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	10,000
Issued	8,165
Outstanding	8,165

In August 2010, the Board of Directors authorized the Company to repurchase 840 shares of common stock. During October 2010, the Company repurchased 840 shares at an aggregate cost of $8,040.

Note 7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A customer is considered major when the customer represents 5% or more of the total gross revenue for the year ended December 31, 2023. The loss of such a customer would have a significant impact on the Company's revenue. For the year ended December 31, 2023, the Company did not have any transactions with a major customer.

Note 8. PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2023
Office Equipment	$ 56,693
Furniture & Fixtures	1,781
Total Fixed Assets at Cost	58,474
Less: Accumulated Depreciation	(56,862)
Property and equipment, net	$ 1,612

Note 9. EXEMPTIVE PROVISIONS

The Company has a clearing agreement with its clearing broker, RBC Capital Markets, LLC. The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

The Company maintains a secondary clearing relationship and not a direct clearing relationship with its clearing broker, RBC Capital Markets, LLC.

An exemption is claimed from SEC Rule 15c-3-3 under c(k)(2)(ii) – All customer transactions are cleared through RBC Capital Markets, LLC (SEC# - 801-13059) on a fully disclosed basis.

Note 10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements were issued. Based on the definitions and requirements of the Subsequent Event Topics of FASB Accounting Standards Codification, management of American Financial Associates, Inc. is not aware of any subsequent events that would require disclosure in the financial statements.

Note 11. COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement,no assessment of fines or other sanctions are imposed.

.

Schedule I
American Financial Associates, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2023

	2023
Net Capital:	
Net stockholders' equity from statement of financial condition	$ 85,926
Deductions and/or Charges:	
Total nonallowable assets from statement of financial condition	(65,755)
Net Capital	$ 20,171
Aggregate Indebtedness:	
Accounts payable	$ 13,203
Commissions payable	97,613
Total Aggregate Indebtedness	$ 110,816
Computation of Net Capital Requirement Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$ 7,388
Excess Net Capital at 1500%	$ 12,783
Excess Net Capital at 1000%	$ 9,089
Ratio of Aggregate Indebtedness to Net Capital	5.4938

Note: There are no material differences between the preceding computation and the company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2023.

The accompanying notes are an integral part of these financial statements

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
American Financial Associates, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, on which American Financial Associates, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which American Financial Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-70073 and American Financial Associates, Inc. stated that American Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 12, 2024

American Financial Associates, Inc
Exemption Report
SEC Rule 17a-5

American Financial Associates, Inc. is exempt from exchange act rule 15(c)3-3 for the year ending December 31, 2023. We are not a carrying or clearing broker dealer, so, therefore, we are exempt based on:

K2(ii) Who, as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Additionally, AFA is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for its direct application business for example (1) effecting securities transactions via subscriptions on a subscription way basis (Mutual Funds and Variable Annuities) where the funds are payable to the issuer or its agent and not to the Company; and during the reporting period the AFA did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

American Financial Associates, Inc. does not have any exceptions to this report for the year ending December 31, 2023.

Henry L. D'Alberto President	3/12/24 Date

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
American Financial Associates, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of American Financial Associates, Inc (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2023, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA
March 12, 2024

American Financial Associates, Inc.
Schedule of Assessment and Payments
(General Assessment Reconciliation Form SIPC-7)
For the Year Ended December 31, 2023

Total Revenue	$ 1,286,220
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,283,394)
Net gain from securities in investment accounts	(15)
SIPC Net Operating Revenues	2,812
General Assessment @ .0015	4
Payments made with 2023 Form SIPC-6 (Paid July 27, 2023)	(2)
Credit on account 2023 Form SIPC-7	(4)
Overpayment with SIPC-7 (Filed January 25, 2024)	$ (2)

See accompanying independent accountant's report.